Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2007

Mr. David Lawrence
Chief Financial Officer
Acambis PLC
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
United Kingdom

Re: **Acambis PLC**
Form 20-F for the fiscal year ended December 31, 2005
File No. 000-30126

Dear Mr. Lawrence:

We have reviewed your January 12, 2007 response to our December 22, 2006 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 15: Controls and Procedures, page 64
A: Disclosure controls and procedures
B: Management's annual report on internal control over financial reporting

1.   We acknowledge your responses to prior comments one and two. Please revise the last paragraph of Item 15A to clarify that the disclosure controls and procedures referred to in your evaluation and conclusion of effectiveness are the

disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

2.   Please revise your disclosure in Item 15B to clarify that the Company voluntarily provided the disclosure set forth in Item 15B on the principle of providing substantially similar disclosure to your UK and US security-holders and the disclosure is not a report of management on your internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Item 17: Financial Statements

3.   We have read your response to prior comment three however we continue to believe that the date when the financial statements were authorized for issue and who gave that authorization is required in the financial statements consistent with your disclosure in your published Annual Report 2005. Please revise your financial statements to provide this disclosure as required by paragraph 17 of IAS 10.

4.   You indicate in your response to prior comment four that the parent company's ("Company") individual financial statements are presented in your UK filings and you have included this information in your Form 20-F in order to provide readers of Form 20-F with information equivalent to readers of your UK filings, and this information is included in the intended scope of the audit report of PricewaterhouseCoopers LLP. If this information is within the scope of the audit report, please have PricewaterhouseCoopers LLP revise their report to cover the Company's individual financial statements. If not, they should be marked as unaudited.

5.   Your response to prior comment four did not address whether the Company's financial statements have been prepared in accordance with IFRS. Your current disclosure in Note 1 addresses only the consolidated financial statements and not the Company's financial statements. Please expand your disclosure in Note 1 to clearly state, if true, that the Company's financial statements have been prepared under IFRS and provide management's rationale for presenting these financial statements in the Form 20-F considering they are not required by Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 67

6.   We acknowledge your response to prior comment six, however we disagree "that the reference is sufficiently clear, as it was evidently the intention to refer to the four primary statements." As such please have PricewaterhouseCoopers LLP revise their report to refer to the proper title of the financial statement as they did in your published Annual Report 2005.

Consolidated Income Statement, page 68

7.   We have read your response to prior comment seven, however we do not concur that "it is clear from the sequence of the footnotes that Note 2 relates to Segmental Information." Please revise your filing to label Segmental Information as Note 2.

Notes to the Group financial statements

Note 1 Accounting Policies, page 72

Basis of Presentation, page 72

8.   We acknowledge your response to prior comment nine however we continue to believe that the notes to the financial statements should explicitly state that your financial statements comply with IFRS as published by IASB. If you and your auditors believe that there are no differences between the consolidated and Company financial statements prepared under IFRS as adopted by the European Union and IFRS as published by the IASB, please revise the notes to the financial statements to state this fact.

General

9.   As previously requested, please provide, in your letter, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please amend your Form 20-F for the fiscal year ended December 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant